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                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                SUB-ITEM 77I(b)


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The following new portfolios were added:

                        SMALL COMPANY TRUST
                        CORE EQUITY TRUST
                        CLASSIC VALUE TRUST
                        QUANTITATIVE VALUE TRUST
                        U.S. GLOBAL LEADERS
                        STRATEGIC INCOME TRUST

These new portfolios are described below.

                                      * * *

SMALL COMPANY TRUST

SUBADVISER: American Century Investment Management, Inc. ("American Century")

INVESTMENT OBJECTIVE: To seek long-term capital growth.

INVESTMENT STRATEGIES: The portfolio invests, under normal market conditions, primarily in equity securities of smaller-capitalization U.S. companies. The subadviser uses quantitative, computer-driven models to construct the portfolio of stocks for the Small Company Trust.


Under normal market conditions, at least 80% of the portfolio will consist of stocks of companies that, at the time of investment, have market capitalization not greater than that of the largest company in the S&P Small Cap 600 Index. (The market cap range of this index as of December 31, 2003 was $60 million to $4.87 billion.) If the companies in which the portfolio invests are successful, these companies may grow into medium- and larger-sized companies. In addition, if the portfolio managers determine that the availability of small-sized companies in which to invest is not adequate to meet the portfolio's investment needs, the subadviser may invest up to 20% of the portfolio's assets in medium- and larger-sized companies.

The portfolio's investment strategy utilizes quantitative management techniques in a two-step process that draws heavily on computer technology. In the first step, the subadviser ranks stocks, primarily smaller companies, from most attractive to least attractive. This is determined by using a computer model that combines measures of a stock's value, as well as measure of its growth potential. To measure value, the subadviser uses ratios of stock price-to-book value and stock price-to-cash flow, among others. To measure growth, the subadviser uses the rate of growth of a company's earnings and changes in its earnings estimates, as well as other factors.

In the second step, the subadviser uses a technique called portfolio optimization. In portfolio optimization, the subadviser uses a computer to build a portfolio of stocks from the ranking described above that the subadviser believes will provide the optimal balance between risk and expected return. The goal is to create a portfolio that provides better returns than its benchmark without taking on significant additional risk.

The subadviser does not attempt to time the market. Instead, under normal market conditions, the subadviser intends to keep the portfolio fully invested in stocks regardless of the movement of the stock prices generally. When the subadvisers believes it is prudent, the portfolio may invest a portion of its assets in convertible debt securities, equity-equivalent securities, foreign securities, short-term securities, nonleverage futures contracts and other similar securities. Futures contracts, a type of derivative security, can help the portfolio's cash assets remain liquid while performing more like stocks.


The portfolio may invest in IPOs (initial public offerings). For the risks associated with IPOs, see "Additional Information about the Portfolios' Investments "Risks of Investing in Certain Types of Securities -- IPOs." The portfolio is authorized to use each of the investment strategies listed under "Additional Investment Policies"
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including, without limitation, investing in U.S. government securities and entering into short sales. The portfolio may also purchase securities of other investment companies, including exchange traded funds, and cash and cash equivalents.

                                       ***

CORE EQUITY TRUST

SUBADVISER: Legg Mason Funds Management, Inc. ("Legg Mason")

INVESTMENT OBJECTIVE: To seek long-term capital growth.

INVESTMENT STRATEGIES: The portfolio invests, under normal market conditions, primarily in equity securities that, in the subadviser's opinion, have the potential for capital growth. The subadviser seeks to purchase securities at large discounts to the subadviser's assessment of their intrinsic value.

The portfolio invests, under normal market conditions, primarily in equity securities that, in the subadviser's opinion, have the potential for capital growth. The subadviser seeks to purchase securities at large discounts to the subadviser's assessment of their intrinsic value. Intrinsic value, according to the subadviser, is the value of the company measured, to different extents depending on the type of company, on factors such as, but not limited to, the discounted value of its projected future free cash flows, the company's ability to earn returns on capital in excess of its cost of capital, private market values of similar companies and the costs to replicate the business. Qualitative factors, such as an assessment of the company's products, competitive positioning, strategy, industry economics and dynamics, regulatory frameworks and more, may also be considered. Securities may be undervalued due to, among other things, uncertainty arising from the limited availability of accurate information, economic growth and change, changes in competitive conditions, technological change, investor overreaction to negative news or events, and changes in government policy or geopolitical dynamics. The subadviser takes a long-term approach to investing, generally characterized by long holding periods and annual portfolio turnover of less than 50%. The portfolio generally invests in companies with market capitalizations greater than $5 billion, but may invest in companies of any size.

The subadviser may decide to sell securities given a variety of circumstances, such as when a security no longer appears to the subadviser to have the potential for long-term growth of capital, when an investment opportunity arises that the subadviser believes is more compelling, or to realize gains or limit potential losses.

The portfolio may also invest in debt securities of companies having one or more of the above characteristics. The portfolio may invest up to 25% of its total assets in long-term debt securities. Up to 10% of its total assets may be invested in debt securities rated below investment grade, commonly known as "junk bonds."

                                       ***
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CLASSIC VALUE TRUST

SUBADVISER: Pzena Investment Management, LLC. ("Pzena")

INVESTMENT OBJECTIVE: To seek long-term growth of capital.

INVESTMENT STRATEGIES: The portfolio invests, under normal market conditions, at least 80% of its net assets in domestic equity securities. The portfolio may invest in securities of foreign issuers, but will generally limit such investments to American Depositary Receipts (ADRs) and foreign securities listed and traded on a U.S. Exchange or the NASDAQ market.

In managing the portfolio, Pzena seeks to identify companies that it believes are currently undervalued relative to the market, based on estimated future earnings and cash flow. These companies generally have market values at valuation ratios, such as price-to-book, below market average, as deemed by the S&P 500 Index.

In choosing individual securities, Pzena screens a universe of the 500 largest U.S. listed companies to construct a portfolio of approximately 30 to 40 stocks that Pzena believes generally have the following characteristics:

-     cheap on the basis of current price to estimated normal level of earnings

-     current earnings below normal levels

-     a sound plan to restore earnings to normal

-     a sustainable business advantage.


Using fundamental research and a proprietary computer model, Pzena ranks these companies from the cheapest to the most expensive on the basis of current share price to Pzena's estimate of normal long-term earnings power. Pzena's management team then focuses its research efforts on companies in the most undervalued 20% of the universe. After performing rigorous in-depth analysis that typically culminates in discussions with senior company management, Pzena refines its earnings model and makes its final investment decision.

Before investing, Pzena considers the value of an entire business relative to its price. Pzena views itself as a long-term business investor, rather than a stock buyer. This systematic process is intended to ensure that the portfolio's investments avoids the emotional inputs that can lead to overvalued securities.

Pzena approaches sell decisions from the same disciplined framework. The subadviser automatically sells a security when it reaches fair value (i.e., the price fairly reflects the normal earnings power and the stock falls to the mid point in Pzena's ranking system. Pzena also will generally sells a security when there are more attractive opportunities or there is a change in company fundamentals.

Pzena seeks to maintain a fully invested portfolio (generally at least 90% invested), but does not try to make investment decisions based on short-term trends in the stock market. Therefore, if attractively priced stocks cannot be found, the portfolio's cash levels will increase. To the extent the portfolio's cash levels increase, its ability to achieve its investment objective will be limited.
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                                       ***

QUANTITATIVE VALUE TRUST

SUBADVISER: MFC Global Investment Management (U.S.A.) Limited ("MFC Global (U.S.A.)")

INVESTMENT OBJECTIVE: To seek long-term capital appreciation.

INVESTMENT STRATEGIES: The subadviser seeks to obtain this objective by investing primarily in large-cap U.S. securities with the potential for long-term growth of capital.

The portfolio invests primarily in large-cap U.S. securities with the potential for long-term growth of capital. The subadviser uses both qualitative and quantitative analysis to determine the best investment values, emphasizing securities that may have been undervalued by the market.

Qualitative analysis may include company visits and management interviews while quantitative analysis may include evaluations of financial data, assessment of market share and industry position, and factors such as price-to-earnings ratios, dividend yield, and earnings growth. The portfolio may also hold fixed income securities (including cash and cash equivalents) and foreign securities from time to time.

                                       ***

U.S. GLOBAL LEADERS TRUST

SUBADVISER: Sustainable Growth Advisers, L.P. ("SGA")

INVESTMENT OBJECTIVE: To seek long-term growth of capital.

INVESTMENT STRATEGIES: The portfolio invests, under normal market conditions, primarily in common stocks of "U.S. Global Leaders."

Under normal market conditions, at least 80% of the portfolio's assets will be invested in stocks of companies the subadviser regards as U.S. Global Leaders. The subadviser consider U.S. Global Leaders to be U.S. companies with multinational operations that typically exhibit the following sustainable growth characteristics:

- Hold leading market share of their relevant industries that result in high profit margins and high investment returns.

- Supply consumable products or services so that their revenue streams are recurring.

The subadvisers seek to identify companies with superior long-term earnings prospects and to continue to own them as long as the subadvisers believe they will continue to enjoy favorable prospectus for capital growth and are not overvalued in the marketplace. As a result of its investment strategy, the portfolio typically invests in large capitalization companies (companies in the capitalization range of the Standard & Poor's 500 Index). The portfolio may invest in other types of equities and foreign stocks.
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                                       ***

STRATEGIC INCOME TRUST

SUBADVISER: John Hancock Advisers ("John Hancock")

INVESTMENT OBJECTIVE: To seek a high level of current income.

INVESTMENT STRATEGIES: The portfolio invests, under normal market conditions, primarily in foreign government and corporate debt securities from developed and emerging markets; U.S. Government and agency securities; and U.S. high yield bonds.

The portfolio invests, under normal market conditions, primarily in the following types of securities:

- foreign government and corporate debt securities from developed and emerging markets;

-     U.S. Government and agency securities; and

-     U.S. high yield bonds.

The portfolios may also invest in preferred stock and other types of debt securities, including domestic corporate debt securities and mortgage-backed securities.

Although the portfolio invests in securities rates as low as CC/Ca and their unrated equivalents, it generally intends to keep its average credit quality in the investment-grade (AAA to BBB). There is no limit on the portfolio's average maturity.

In managing the portfolio, the subadviser allocates assets among the three major sectors based on analysis of economic factors such as projected international interest rate movements, industry cycles and political trends. However, the subadviser may invest up to 100% of the portfolio's assets in any one sector.

Within each sector, the subadviser looks for securities that are appropriate for the overall portfolio in terms of yield, credit quality, structure and industry distribution. In selecting securities, relative yields and risk/reward ratios are the primary considerations.

The portfolio may use certain higher-risk investments, including derivatives (investments whose value is based on indexes, securities or currencies) and restricted or illiquid securities. In addition, the portfolio may invest up to 10% of net assets in U.S. or foreign stocks.

The portfolio may trade securities actively, which could increase its transaction costs (thus lowering performance).